UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 September 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

TNT Express adds five new routes to Middle East Road Network, 15 August 2005

TNT industry leader in Dow Jones Sustainability Index, 8 September 2005

15 August 2005

TNT Express adds five new routes to Middle East Road Network

TNT Express – the world’s leading business to business express delivery company – has announced plans to expand its Middle East Road Network with the addition of five new routes, all to be operational in 2006.

The move comes as TNT aggressively develops its Middle East Road Network (MERN), starting with its ‘Day Definite’ service, which guarantees customers the exact number of days to delivery.

“The road network is the backbone of TNT’s regional strategy and we plan to launch routes linking the Gulf countries with the wider Middle East and Europe next year,” said Steve Barrett, TNT’s newly promoted MERN Operations Manager.

“TNT offers a day definite service because we have the knowledge and experience of all the preferred routes at specific times of the day and night. We also have excellent relationships with authorities at border points and a good understanding of import-export regulations throughout the region. Two examples of this are United Arab Emirates (UAE) to Kuwait in two working days and UAE to Jeddah in three working days. The service and cost conscious pricing is unrivalled,” said Barrett.

The new routes will include additional Middle Eastern countries, giving customers unmatched access across the region. They will also benefit from MERN’s customs clearance expertise and day definite transit times, and will feature full track and trace technology, door-to-door delivery, one price for imports and exports, 24/7 customer service, GPS tracking and cost effective prices on heavy weight consignments.

“MERN has delivered to an impressive 60% annual increase over the last three years. Such success clearly reflects the need for the expansion in response to market demand,” added Barrett.

Currently TNT’s MERN covers 10 destinations including Dubai, Jebel Ali, Abu Dhabi, Doha, Bahrain, Kuwait, Dhahran, Riyadh, Jeddah and Muscat. The expansion of MERN is part of TNT’s ongoing commitment to exceed customer expectations in the transfer of goods and documents around the world, particularly in the expanding market of the Middle East.

TNT Express is the world’s leading business to business express delivery company. The company delivers 3.4 million parcels, documents and pieces of freight a week to over 200 countries using its network of nearly 900 depots, hubs and sortation centres. TNT Express operates over 19,000 road vehicles and 42 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

TNT Express employs 45,000 staff worldwide and is the first ever organisation to achieve global recognition as an Investor in People. The company reported sales in 2004 of €4.7 billion. Profits of €225 million earned by TNT Express in the first six months of 2005 were higher by 35.5% than the same period in 2004 (€166 million).

8 September 2005

TNT industry leader in Dow Jones Sustainability Index

In its first year of achieving a rank in the Dow Jones Sustainability Index (DJSI), Dutch mail, express and logistics company TNT N.V. also achieved the highest score in its industry. The company entered the DJSI with an overall score of 75.

“At TNT we are committed to running our business and serving our customers with excellence. In addition, we are committed to integrity, governance, financial clarity and sustainability,” said TNT CEO Peter Bakker. “This recognition validates our approach to sustainability, and will be a solid foundation for further improvement.”

The Dow Jones Sustainability World Indexes cover the top 10 percent of the largest 2,500 companies in the Dow Jones World Index in terms of economic, environmental and social criteria.

TNT achieved industry-leading scores in seven of the 20 criteria:

•	Investor Relations
•	Codes of Conduct/Compliance/Corruption & Bribery
•	Advanced Customer Relationship Management
•	Climate Strategy
•	Talent Attraction and Retention
•	Stakeholder Engagement
•	Corporate Citizenship/Philantropy.

Its scores in other areas, such as Environmental Performance and Social Reporting, indicate room for improvement.

TNT publishes its DJSI assessment on its corporate Web site: group.tnt.com. A copy of the TNT 2004 Sustainability Report can be found there as well.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 14 September 2005